Exhibit 15

February 24, 2010

The Board of Directors

Nomura Holdings, Inc.

We are aware of the incorporation by reference in this Registration Statement (Form F-3) of Nomura Holdings, Inc. for the registration of senior debt securities of our report dated February 24, 2010 relating to the unaudited consolidated balance sheet of Nomura Holdings, Inc. and subsidiaries as of September 30, 2009, and the related unaudited consolidated statements of operations and comprehensive income for the three-month and six-month periods ended September 30, 2009 and 2008, and the unaudited consolidated statements of changes in equity and cash flows for the six-month periods ended September 30, 2009 and 2008 that are included in its Form 6-K filed with the Securities and Exchange Commission on February 24, 2010.

/s/ Ernst & Young Shinnihon LLC